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                             July 7, 2020

       Jeremy Frommer
       Chief Executive Officer
       Jerrick Media Holdings, Inc.
       2050 Center Avenue Suite 640
       Fort Lee, NJ 07024

                                                        Re: Jerrick Media
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-238514

       Dear Mr. Frommer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Please revise to include the units in your Registration Fee Table on the cover page of your registration statement.
 Jeremy Frommer
FirstName   LastNameJeremy
Jerrick Media  Holdings, Inc. Frommer
Comapany
July 7, 2020NameJerrick Media Holdings, Inc.
July 7,2 2020 Page 2
Page
FirstName LastName
       You may contact Jennifer Lopez at 202-551-3792 or Mara Ransom at 202-551-3264,
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services